UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

EDAC Technologies Corporation

(Name of Subject Company)

EDAC Technologies Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0025 per share

(Title of Class of Securities)

279285100

(CUSIP Number of Class of Securities)

Glenn L. Purple

Vice President, Finance, Chief Financial Officer and Secretary

EDAC Technologies Corporation

5 McKee Place

Cheshire, CT 06410

(860) 677-2603

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Edward J. Samorajczyk, Jr.

Matthew J. Guanci, Jr.

Robinson & Cole LLP

280 Trumbull Street

Hartford, CT 06103

(860) 275-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2013 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by EDAC Technologies Corporation, a Wisconsin corporation (the “Company”), relating to the tender offer by GB Aero Engine Merger Sub Inc., a Wisconsin corporation (“Purchaser”) and a wholly-owned subsidiary of GB Aero Engine LLC, a Delaware limited liability company (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on March 26, 2013, and pursuant to which Purchaser is offering to purchase all outstanding shares of the common stock, $0.0025 par value per share, of the Company (the “Shares”) at a price of $17.75 per Share, net to the seller in cash (the “Offer Price”), without interest, less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 2013 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 1 is being filed to reflect certain updates as described below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of Item 8:

On March 28, 2013, MidOcean Partners, through one of its affiliates, publicly announced an unsolicited non-binding proposal to acquire the Company for $18.25 per share, jointly with a large North American pension plan investment manager. That same day, the Board of Directors of the Company (the “Company Board”) received a joint letter dated March 27, 2013 from MidOcean Associates SPC (“MidOcean”) and Public Sector Pension Investment Board (“PSP”) regarding MidOcean’s and PSP’s unsolicited acquisition proposal (the “MidOcean/PSP Proposal”). MidOcean and PSP had previously submitted to the Company Board a joint non-binding indication of interest to acquire the Company for $17.00 per share, and are referred to collectively as “Party A” in the section captioned “Background of the Offer” in the Schedule 14D-9. The letter from MidOcean and PSP indicated that the proposal is subject only to confirmatory due diligence (which MidOcean and PSP indicated can be completed on a highly expedited basis) and the execution and delivery of a definitive merger agreement. The letter further stated that the MidOcean/PSP Proposal requires no further external approvals, that it is not subject to any financing contingencies and that MidOcean and PSP are prepared to negotiate a merger agreement and related agreements substantially similar to, and at least as favorable in the aggregate to the Company as, those contained in the Agreement and Plan of Merger, dated as of March 17, 2013, by and among Parent, Purchaser and the Company (the “GB Merger Agreement”). The letter also indicated that MidOcean and PSP intend to provide customary equity commitment letters in an aggregate amount sufficient to fund the total offer price and merger consideration, any related fees and expenses (including any breakup fee payable to Parent under the GB Merger Agreement) and any required repayments of indebtedness of the Company that becomes due and payable in connection with the closing of the transaction, as well as customary limited guarantees backstopping all payment obligations of the parties to a definitive merger agreement.

On the evening of March 28, 2013, the Company Board held a meeting to discuss, consider and obtain advice regarding the MidOcean/PSP Proposal. During the meeting, representatives of Stifel, Nicolaus & Company, Incorporated, the Company’s financial advisor (“Stifel”), and Robinson & Cole LLP (“R&C”) and Godfrey & Kahn, S.C. (“G&K”), legal advisors to the Company, reviewed the terms of the MidOcean/PSP Proposal, the terms of the GB Merger Agreement addressing unsolicited acquisition proposals and the Company’s contractual rights and fiduciary duties to respond to the MidOcean/PSP Proposal. After further review and discussion, the Company Board determined (after consultation with Stifel, R&C and G&K) that the MidOcean/PSP Proposal would reasonably be expected to result in a “Superior Proposal” (as that term is defined in the GB Merger Agreement), and also determined (after consultation with R&C and G&K) that not furnishing to MidOcean and PSP, in response to their written request therefor, non-public information relating to the Company pursuant to an Acceptable Confidentiality Agreement (as that term is defined in the GB Merger Agreement) and/or not engaging in negotiations or discussions with MidOcean and PSP regarding the MidOcean/PSP Proposal would be inconsistent with the directors’ fiduciary duties under applicable law. After the meeting, in accordance with the GB Merger Agreement, the Company informed Parent of this determination and of the Company’s intent to participate and engage in discussions and negotiations with MidOcean and PSP regarding their unsolicited acquisition proposal, and to furnish MidOcean and PSP with non-public information relating to the Company pursuant to an Acceptable Confidentiality Agreement.

The Company intends to engage in discussions with MidOcean and PSP promptly regarding their unsolicited acquisition proposal, and share non-public information with MidOcean and PSP, in order to more fully evaluate their proposal with a view to establishing whether it is a “Superior Proposal” (as that term is defined in the GB Merger Agreement).

The contents of the MidOcean and PSP unsolicited acquisition proposal and the discussion of the Company Board regarding such acquisition proposal at the Company Board’s March 28, 2013 meeting were the subject of a press release issued today by the Company. A copy of this press release is filed as Exhibit (a)(5)(E).

Pursuant to the terms of the GB Merger Agreement, the Company will continue to recommend that the Company’s shareholders tender their Shares in the Offer by Purchaser unless and until: (i) the Company Board determines in good faith, after consulting with its outside legal counsel and its financial advisor, that the MidOcean/PSP Proposal constitutes a “Superior Proposal” (as that term is defined in the GB Merger Agreement) and that failure to change its recommendation with respect to Purchaser’s Offer would be inconsistent with, or a breach or violation of, the directors’ fiduciary duties under applicable laws, (ii) the Company has informed Parent in writing of this determination and its intent to take such action and provided Parent with the most current unredacted version of the MidOcean/PSP Proposal and any related Acquisition Agreement (as that term is defined in the GB Merger Agreement) at least five business days before taking such action, (iii) after informing Parent of this determination, the Company has negotiated with Parent in good faith to make such adjustments to the terms and conditions of the GB Merger Agreement as would allow the Company not to make such determination or take such action, and (iv) after the foregoing five business day period, the Company Board continues to believe that the MidOcean/PSP acquisition proposal constitutes a “Superior Proposal” (as such term is defined in the GB Merger Agreement) after giving effect to any amendments to the GB Merger Agreement that Parent may propose (provided that upon each material revision to the MidOcean/PSP Proposal, if any, the Company must deliver to Parent a new written notice and negotiate in good faith for five additional business days).

At this time, the Company Board has not made a determination that the MidOcean and PSP unsolicited acquisition proposal is a “Superior Proposal” (as that term is defined in the GB Merger Agreement), and has not made any other determinations or taken any other actions with respect to the MidOcean and PSP acquisition proposal. The Company Board continues to unanimously recommend that the Company’s shareholders accept the Offer by Purchaser and tender their Shares pursuant to the Offer by Purchaser.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented to add as the penultimate paragraph of the Section entitled “Litigation” the following:

On March 26, 2013, a putative stockholder class action complaint was filed in the Superior Court of the State of Connecticut, Judicial District of Hartford, captioned Walsh v. EDAC Technologies Corporation et al. The complaint names as defendants the Company, certain officers and directors of the Company Board (the “Individual Defendants”), Greenbriar, Parent and Purchaser (collectively and with the Individual Defendants, the “Defendants”). The complaint asserts two causes of action: breach of fiduciary duty against the Individual Defendants and aiding and abetting a breach of fiduciary duty against the Company, Greenbriar, Parent and Purchaser. The complaint alleges, among other things, that the Individual Defendants breached their fiduciary duties by causing the Company to enter into the GB Merger Agreement, by undervaluing the Company and agreeing to sell the Company at an inadequate price, and by agreeing to deal terms that unduly restrict the ability of other potential acquirers to bid successfully for the Company. Plaintiff seeks a declaration that the GB Merger Agreement is unlawful and unenforceable, an injunction prohibiting consummation of the proposed transaction, rescission and rescissory damages (to the extent the proposed transaction has already been consummated), and fees and costs associated with prosecuting the action. The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(F).

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented to include the following:

Exhibit Number	Description

(a)(5)(E)	Press Release Issued by EDAC Technologies Corporation, dated March 29, 2013

(a)(5)(F)	Class Action Complaint dated March 26, 2013 (Walsh v. EDAC Technologies Corporation, et al.) (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

EDAC Technologies Corporation

By:	/s/ Glenn L. Purple
Name:	Glenn L. Purple
Title:	Vice President, Finance, Chief Financial Officer and Secretary

Dated: March 29, 2013